Companhia Vale do Rio Doce

March 5, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION Jill S. Davis Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7010
Re:	Companhia Vale Do Rio Doce Form 20-F for Fiscal Year Ended December 31, 2005 File No. 001-15030 Response to Staff Comment Letter dated February 16, 2007

Dear Ms. Davis:

By letter dated February 16, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to a response letter from Companhia Vale do Rio Doce (“CVRD”) and Vale Overseas, Ltd. (“Vale Overseas” and, together with CVRD, the “Companies”) dated January 26, 2007. This letter provides the Companies’ responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 2. Basis of consolidation, page F-8

1.

We are considering your response to prior comment number six. Please address the following additional items so that we may better understand your response and the methodology you are using to account for your investments in hydroelectric power projects.

Under Brazilian legislation governing the power industry, each generation facility operates under a concession granted by the regulatory agency ANEEL. A new concession is ordinarily awarded in a competitive bidding process. Although a bidder can bid alone, individual participants often decide to bid as a group. Many groups structure their investment as a consortium (described below), which is acceptable to ANEEL. Each of the nine power generation projects listed in note 12(c) is structured as a consortium.

We provide detailed responses below to the Staff’s specific questions. In addition, we note that the effect on CVRD’s financial statements if it accounted for these investments under the equity method would not be material. Shareholders’ equity and net income would not change. In the balance sheet, US$553 million and US$369 million at December 31, 2005 and 2004, respectively, would have been reclassified from “Property, plant and equipment, net” to

1/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

1

Companhia Vale do Rio Doce

“Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments.” In the income statement, US$7 million and US$5 million (net of deferred tax) for 2005 and 2004, respectively, would have been reclassified from expenses to “Equity in results of affiliates and joint ventures and change in provision for losses on equity investments.”

•	Explain the specific nature and terms of the consortium contracts that give you an undivided interest in assets and a proportionate share of liabilities and expenses;

The consortium is specifically provided for in Articles 278 and 279 of Law No. 6,404 of December 15, 1976, as amended. It is a contractual joint venture, in which no independent legal entity exists and the rights and obligations of the parties are governed by a contract between them. A member has no obligations or rights other than those expressly set forth in the consortium contract. The contract also specifies how the consortium is governed and managed.

The applicable statutory text is set forth below.

Formation of a Consortium

Article 278. Subject to the provisions of this Chapter, corporations and any other commercial entities, whether or not under the same control, may organize a consortium to carry out a particular undertaking.

Paragraph 1. The consortium shall have no legal identity and its participants shall only be bound to the extent provided by contract, each participant being responsible for its own liabilities without any presumption of joint responsibility.

Paragraph 2. The bankruptcy of any participant shall not affect the others, and the consortium shall continue with the remaining parties; any claims of the bankrupt party shall be determined according to the contract.

Consortium Agreement

Article 279. A consortium shall be formed by a contract approved by the body of the corporation which has powers to authorize the disposal of fixed assets, and the contract shall contain:

I - the name of the consortium, if any;

II- the undertaking which is the objective of the consortium;

III- its period of duration, address and principal place of business;

IV - a statement of the responsibilities and liabilities of each participant in the consortium and their specific duties;

V - the rules for the receipt of revenue and apportionment of profits and losses;

VI - the rules for running the consortium, accounting, representation of the participants and the management fee, if any;

VII - the means by which decisions shall be taken, and the number of votes to which each participant shall be entitled;

VIII - the contribution of each participant to the expenses, if any, of the consortium.

Sole Paragraph. The consortium contract and the amendments thereto shall be registered at the Commercial Registry of the place of its head office, and the certificate of registration shall be published.

2/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

2

Companhia Vale do Rio Doce

The consortium contracts for the nine projects referred to in the 20-F are broadly similar, but they vary in their details. In each case, the consortium contract is for the same duration as the concession. The concession is awarded to all the members acting as a consortium, and the contract sets forth a participation percentage for each member. The contract provides for how each member will contribute to the development and operation of the project, in accordance with its participation percentage, subject to particular allocations of responsibility set forth in the contract. It also provides for each member to receive part of the project’s energy production, corresponding to its participation percentage. A member sells or uses its share of energy production for its own account.

•	Provide a detailed explanation to describe your methodology for consolidating these investments;

There is no consolidation, because there is no separate entity. We account for our share of each project’s assets as our assets, according to their nature, principally property, plant and equipment. We account for our share of liabilities as supplier payables or financing, according to their nature. We recognize our share of operating costs, and we recognize revenues from our sales of our share of the energy production.

•

Explain the nature of the relationship you have with the other parties to the consortium contracts. In this regard, provide details regarding applicable contractual relationships with other members of the consortium;

•	Provide us with an understanding regarding your legal structure of the arrangements and how matters such as dispute resolution are provided for in your agreements;

The relationship with the other members is a contractual matter governed by the consortium contract. The contract provides, among other things, for: how costs are shared (generally in accordance with the participation percentage); consequences of a member’s failure to meet its share of costs; each member’s right to a share of energy production (in accordance with its participation percentage); how decisions are made and how the consortium interacts with third parties (discussed below); and dispute resolution. Provisions for dispute resolution vary.

•	Explain your responsibility if liabilities were to arise outside of the ordinary course of business such as an environmental remediation, catastrophic events etc;

The consequences of an event outside the normal course of business will depend on the consortium contract. In the absence of a specific provision, the governance provisions of the contract provide a mechanism for the members to address such an event. If such an event gives rise to a liability, it would not be a liability of the consortium since the consortium itself is not a legal entity and does not have or incur liabilities.

3/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

3

Companhia Vale do Rio Doce

•	Describe the methods of financing these projects and how responsibilities are determined regarding repayment and events of default;

For all the consortia in which CVRD participates, financing for the development and operation of their respective projects has come from the members. There has been no third-party financing for the projects. A consortium cannot itself incur debt.

•	Describe the method by which decisions are made regarding the projects activities;

Each consortium contract provides for a Management Committee to determine objectives and policies and to supervise management of the project, and it sets forth the composition of the committee and its practices. Each consortium contract also provides for a lead member that has specified responsibilities to interact with third parties on behalf of the consortium.

•	Tell us the business objective for your investment in these projects;

The purpose of the investments is to invest in power generation. The reasons for doing so are described in the 2005 Form 20-F in Item 4 under the heading “Energy Investments.”

•	Tell us how you have considered the guidance in EITF 97-2 with respect to your investments in the consortium contractual arrangements;

Because CVRD has not invested in any legal entity, the consolidation and control concepts discussed in EITF 97-2 are not applicable. Moreover, consortium contracts do not permit CVRD (or any other member) to exercise control as discussed in EITF 97-2.

•	Please explain in greater detail, why you do not believe the equity method of accounting for these arrangements is appropriate.

CVRD has not invested in any legal entity, and each member has its own share of assets, liabilities, revenues and costs relating to each project. The concept of equity accounting for an investment in shares of a separate entity does not apply.

Note 16. Stockholders’ equity, page F-22

2.

We note from your response to prior comment number ten that “there is no basis for recognizing a liability based on the provisions of the shareholders’ agreement because we only recognize a liability for dividends when they are declared or on the basis of the statutory minimum distribution.” Please support this policy given that one requirement under the Valepar shareholders’ agreement, as disclosed on page 96, “provides for the maintenance by CVRD of a dividend policy requiring CVRD to distribute 50% of CVRD’s net profit for each fiscal year.” In addition, with respect to the Valepar shareholders’ agreement, please tell us what you meant by your statement that “CVRD is not a party.”

4/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

4

Companhia Vale do Rio Doce

The Valepar shareholders’ agreement is an agreement entered into by the shareholders of Valepar. Valepar, in turn, is a shareholder of CVRD. CVRD is not a party to the Valepar shareholders’ agreement.

The relevant provision of the Valepar shareholders’ agreement provides that the parties to the agreement will cause their representatives to cause Valepar to vote its CVRD shares at the CVRD shareholders’ meeting in favor of distribution of 50% of the net profit for the applicable year. It goes on to say that the parties may approve a different amount and to provide for the requisite majority to do so. This has in fact occurred in 2005 and 2006. Based on this provision, we intend to revise the description of this language in our next 20-F to read in pertinent part as follows:

The shareholders of Valepar have entered into a shareholders’ agreement, ending in 2017. This agreement ... commits the shareholders of Valepar to support a dividend policy by CVRD of 50% distribution of CVRD’s net profit for each fiscal year, unless the Valepar shareholders commit to support a different dividend policy for a given year...

Engineering Comments

Lines of Business, page 27

Mining, page 29

3.

We note your response to your comment number 12. However, given the significant increase in your reported reserves during 2005, we request that you provide a reconciliation table between your last two years of reserves, and provide the primary reasons for the changes in reserves in any accompanying narrative disclosure that summarizes the nature and extent of the increases. We reissue comment number 12.

In future reports on Form 20-F, we will include two years of reserve data and a narrative description of the reasons for material changes from the prior year. As requested, we confirm that if the resolution of other comments made by the Staff in the December 29, 2006 and January 16, 2007 comment letters results in our amending the 2005 Form 20-F, the amendment will include the presentation of 2004 and 2005 reserve data and a narrative description substantially in the form included in the January 26 response letter. We do not currently expect that the resolution of any of the comments will require an amendment to the 2005 20-F.

* * * * *

5/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

5

Companhia Vale do Rio Doce

The Companies hereby acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Companies; that Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and that Staff comment may not be asserted as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Mark Adams at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa

Chief Financial Officer

cc:	Jennifer Goeken, Division of Corporation Finance

Roger Baer, Mining Engineer

Securities and Exchange Commission

Kieran McManus

PricewaterhouseCoopers Auditores Independentes

Nicolas Grabar

Mark A. Adams

Cleary Gottlieb Steen & Hamilton LLP

6/6

Av. Graça Aranha, 26 -18° Andar Rio de Janeiro RJ Brazil 20030-900 Tel:(55-21) 3814-4645 Fax:(55-21)3814-4057

6